RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

09046702

RECEIVED
2009 AUG -7 A 11:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exemption File No. 82 – 35005

3rd August, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following documents to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) A letter dated 31st July, 2009 alongwith Unaudited Consolidated financial results for the quarter ended 30th June, 2009.

(2) A letter dated 31st July, 2009 alongwith Unaudited Stand alone financial results for the quarter ended 30th June, 2009.

(3) A letter dated 31st July, 2009 in the matter of declaring Interim Dividend for the year 2008-09.

(4) A letter dated 31st July, 2009 alongwith Media Release dated 31st July, 2009.

(5) A letter dated 31st July, 2009 intimating convening of Board Meeting on 8th August, 2009 for consideration and approval to Audited accounts for the year ended 31st March, 2009.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Encl: As Above

FKR. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

31st July, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Unaudited Financial Results (Stand alone) for the Quarter ended 30th June, 2009.

Further to our letters dated 23rd July, 2009 and 31st July, 2009, we enclose herewith Unaudited Financial Results (Stand alone) for the quarter ended 30th June, 2009.

The above financial results were approved by the Board of Directors at its meeting held on 31st July, 2009, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

Reliance Communications Limited

Anil Dhirubhai Ambani Group

website: www.rcom.co.in

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter ended 30th June, 2009

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Quarter ended		Year ended
		30-Jun-09	30-Jun-08	31-Mar-09
		Unaudited	Unaudited	Unaudited
1	a) Net Income from Operations	300,613	317,647	1,258,379
	b) Other Operating Income	2,551	38,150	102,679
	Total Income	303,164	355,797	1,361,058
2	**Expenditure**			
	a) Access Charges	47,108	60,943	232,506
	b) License Fee	26,215	25,000	104,922
	c) Employee Cost	18,549	22,287	75,835
	d) Passive Infrastructure Charges	90,052	40,608	186,811
	e) Depreciation and Amortisation	55,632	52,943	193,352
	f) Other Expenses	96,274	87,916	415,234
	g) Total	333,830	289,697	1,208,660
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1-2)**	**(30,666)**	**66,100**	**152,398**
4	Other Income	16,543	109	8,409
5	Amortisation of Compensation under Employee Stock Option Scheme	-	6,397	747
6	Profit on transfer of OFC division by way of demerger			306,327
7	**Profit before Financial Charges and Exceptional Items (3+4-5)**	**(14,123)**	**59,812**	**466,387**
8	Financial Charges (Net)	(57,123)	24,874	25,275
9	**Profit after Financial Charges but before Exceptional Items (7 - 8)**	**43,000**	**34,938**	**441,112**
10	Exceptional Items	-	-	(40,403)
11	**Profit from Ordinary Activities before Tax (8-9)**	**43,000**	**34,938**	**481,515**
12	Tax Expenses	6,000	200	1,240
13	**Profit from Ordinary Activities after Tax (10 - 11)**	**37,000**	**34,738**	**480,275**
14	Extraordinary Items (net of tax expense)	-	-	-
15	**Net Profit for the period (12-13)**	**37,000**	**34,738**	**480,275**
16	Paid-up Equity Share Capital (Face Value of Rs.5 each)	103,201	103,201	103,201
17	Reserves excluding Revaluation Reserve as per Balance Sheet of previous accounting year			
18	**Earning per Share (EPS) (not annualised)**			
	i) Basic (Rs.)	1.55	1.68	23.27
	ii) Diluted (Rs.)	1.49	1.54	22.29
19	Public Shareholding			
	Number of Shares	675,665,821	699,215,821	674,165,821
	Percentage of Shareholding	32.74%	33.88%	32.66%
20	Promoters and Promoter Group Shareholding			
	a) Pledged / Encumbered			
	- Number of Shares	272,345,338	N.A.	272,345,338
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	19.62%		19.60%
	- Percentage of Shares (as a % of the total share capital of the company)	13.19%		13.19%
	b) Non - encumbered			
	- Number of Shares	1,116,015,722	N.A.	1,117,515,722
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	80.38%		80.40%
	- Percentage of Shares (as a % of the total share capital of the company)	54.07%		54.15%

Segment wise Revenue, Results and Capital Employed

(Rs. in Lakh)

Sl. No.	Particulars	Quarter ended		Year ended
		30-Jun-09	30-Jun-08	31-Mar-09
		Unaudited	Unaudited	Unaudited
21	**Segment Revenue**			
	a) Wireless	247,670	281,654	1,058,970
	b) Global	95,400	96,354	417,958
	c) Broadband	41,797	39,110	166,131
	d) Others / Unallocated	2,543	109	8,409
	Total	**387,410**	**417,227**	**1,651,468**
	Less: Inter segment revenue	67,703	61,321	282,001
	Net Income from Operations	**319,707**	**355,906**	**1,369,467**
22	**Segment Results**			
	Profit / (Loss) before Tax and Financial Charges from each segment			
	a) Wireless	(1,923)	28,352	93,620
	b) Global	4,339	21,244	55,681
	c) Broadband	(1,927)	12,763	45,864
	d) Others / Unallocated	(14,612)	3,850	(34,358)
	Total	**(14,123)**	**66,209**	**160,807**
	Less : Amortisation of Compensation under Employee Stock Option Scheme	-	6,397	747
	Less : Financial Charges (Net)	(57,123)	24,874	25,275
	Add : Profit on transfer of OFC division by way of demerger	-	-	306,327
	Less : Exceptional Items - Financial charges	-	-	(40,403)
	Total Profit before Tax	**43,000**	**34,938**	**(131,139)**
23	**Capital Employed**			
	(Segment assets - Segment liabilities)			
	a) Wireless	2,993,892	1,626,625	2,913,211
	b) Global	129,145	242,396	132,830
	c) Broadband	256,583	300,634	282,769
	d) Others / Unallocated	4,676,290	2,352,837	4,949,909
	Total	**8,055,910**	**4,522,492**	**8,278,719**

NOTES

1. Figures of the previous periods have been reworked, regrouped, rearranged and reclassified, wherever required.

2. On account of various factors including, in particular, an amendment to Schedule VI of the Companies Act, 1956 ("the Act") withdrawing the requirement to adjust changes in the amounts of liability relating to Loans and Liabilities in foreign currency attributable to Fixed Assets acquired by the Company in the cost of the said Fixed Assets, the Company has decided after the end of the Financial Year 2008 - 09 and after the approval of the Unaudited Financial Results for the Year ending on 31st March, 2009 that it would be more appropriate to account for the changes in the amounts of liabilities, consequent to changes in foreign exchange rates, as part of the profit or loss of the Company for the year in which the changes take place without adjusting the amount of the change in the cost of fixed assets. The accounting policy now adopted by the Company is in line with the Accounting Standard ("AS") 11, "The Effect of Changes in Foreign Exchange Rates" as also in line with the accounting policy adopted by the Company in the Previous Year ending 31st March, 2008 and the accounting policy followed by the Company for similar changes relating to liabilities expressed in foreign exchange other than those relating to fixed assets.

Accordingly, in respect of the Year ending on 31st March, 2009, Rs. 460,839 lakh being the foreign exchange difference relating to such loans/ liabilities, which were earlier adjusted in the cost of fixed assets, have now been charged to the Profit and Loss Account. Rs. 446,457 lakh has been withdrawn from the General Reserve of the Company in accordance with the terms of the Scheme of Arrangement between the Company and Reliance Infratel Limited approved by the Mumbai High Court on 18th July, 2009 and consequently, there is no impact vis-à-vis profits of the year ended 31st March, 2009 of such charge except for consequential effects relating to Depreciation, etc. which have been appropriately dealt with. However, aforesaid adjustment by withdrawing from the General Reserve shall be reversed in case, for any reason, the Order does not become effective.

The revised accounting policy is continued in respect of the Current Year and the financial results for the Quarter ended on 30th June, 2009 have been arrived at on the basis of the revised accounting policy.

The accounting treatment in relation to changes in amount of liabilities consequent to changes in foreign exchange rates was the subject matter of reference in the Review Report of the Auditors for the previous Quarter ending on March 31, 2009.

3. During the quarter, the Company has repurchased and cancelled 297 Foreign Currency Convertible Bonds (FCCBs) of USD 1,00,000 each, at a discount. This has resulted in a saving of Rs. 2,449 lakh which has been reflected as part of Other Income. Consequent upon such repurchase and cancellation, the Company's obligations to convert the said FCCBs into Shares, if so claimed by the FCCB Holders and/ or to redeem the same in foreign currency, have come to an end vis-à-vis the cancelled FCCBs.

4.(i) Pursuant to the Scheme of Amalgamation under Section 391 to 394 of the Companies Act, 1956 sanctioned by the Honourable High Court of Bombay vide Order dated 3rd July, 2009, Reliance Gateway Net Limited ("RGNL"), a Wholly Owned Subsidiary of the Company has been amalgamated into the Company with effect from the Appointed Date as 31st March, 2009. As required by the Scheme, the Company has considered the accounting effects of the Scheme into unaudited accounts for the year ended as at 31st March, 2009.

All the assets and liabilities as appearing in the books of the RGNL as on the Appointed Date have been recorded at their respective fair values by the Transferee Company. Excess of Rs. 1,433,205 lakh arising on such transfer of assets and liabilities, in proportion to its Shareholding in Reliance Globalcom Limited, Bermuda, after making the adjustment, in accordance with the Scheme, for cancellation of investments of Rs. 2,09,643 lakh in RGNL and net effect on revaluation of assets and liabilities of the Company selected by the Board as required to be revalued for this purpose ("Identified Assets") of Rs. 1,269,881 lakh has been credited to General Reserve, to be dealt with in accordance with the Scheme.

Further to the above, during the current quarter, additional depreciation of Rs. 28,934 lakh arising on account of fair valuation of Identified Assets, have been adjusted by drawing an equivalent amount from General Reserve, leaving no impact on Profit and Loss Account of the Company.

(ii) Pursuant to the Scheme of Arrangement ("the Scheme") under Section 391 to 394 of the Companies Act, 1956 sanctioned by the Honourable High Court of Bombay on 18th July, 2009, the Optic Fiber Undertaking, as defined in the Scheme, of the Company has been transferred and vested into Reliance Infratel Limited ("RITL"), a subsidiary of the Company with effect from the Appointed Date as 1st April, 2008.

However, the detailed Order of the Court is yet to be received. Also, the said Order has not become effective as the Company is still to file the said Order with the Registrar of Companies. In the interest of providing relevant information, the Company has decided that, notwithstanding the aforesaid position, the Company would reflect the transactions forming part of the Scheme sanctioned by the said Order in compiling the accounts both for the Year ended 31st March, 2009 and for the Quarter ended 30th June, 2009.

If, for any reason, the Order does not become effective, the financial results for the Year ended on 31st March, 2009 and the Quarter ended on 30th June, 2009 would have to be adjusted by reversal of the following:

A. In respect of the Year ended 31st March, 2009:

a) Profit arising from the transfer of the Optic Fibre Division- Rs. 306,327 lakh

b) Amounts payable to RITL as the Owner of the Optic Fibre Division including amounts charged in accordance with the applicable accounting standards, even though the same are not payable, (Rs. 90,300 lakh) less amounts receivable and savings by way of Depreciation, etc. – Net effect, Rs. 76,512 lakh.

B. In respect of the Quarter ending 30th June, 2009:

Net effect of amounts payable to RITL as the Owner of the Optic Fibre Division including amounts charged in accordance with the applicable accounting standards, even though the same are not payable (Rs. 22,575 lakh), less savings by way of Depreciation, etc. – Net effect, Rs. 18,722 lakh.

C All transactions for the year ending 31st March, 2009 and for the current quarter ending 30th June, 2009 relating to the said Undertaking and recorded as transactions carried out by RITL, the Subsidiary of the Company, may be considered to be transactions carried out by the Company and/ or to the extent they relate to transactions with the Company reversed, as not having taken place.

(iii) Consequently, the pending Regulatory approvals which were the subject matter of reference by the Auditors in their Review Report on the Financial Results for the year ended 31st March, 2009 have been received and the effect thereof has been incorporated in arriving at the results for the Quarter ended on 30th June, 2009 and in the restated numbers for the year ended on 31st March, 2009.

(iv) As a consequence of the above, Profit after tax for the year ended as at 31st March, 2009 stands restated to Rs. 480,275 lakh (unaudited) as against Rs. 235,293 lakh (unaudited) disclosed earlier before giving effects of the Schemes. Reserve for the accounting year ended as at 31st March, 2009 shall be available on finalisation of audit. The amount of Reserves, excluding Revaluation Reserves as per the last audited Balance Sheet as on 31st March, 2008 is Rs. 2,380,797 lakh.

5. The Company has provided for Current Tax based on Minimum Alternate Tax (MAT) rate of 15% with applicable surcharge and education cess and discontinued provision of Fringe Benefit Tax (FBT), in view of the proposals contained in the Finance Bill (No.2) 2009.

6. The Board of Directors have declared Interim dividend of Re. 0.80 per equity share of Rs. 5 each i.e. 16% for the financial year 2008 - 09. The interim dividend will be paid on or after 6th August, 2009.

7. The Company is operating with Wireless, Broadband, Global, Investments and Others / Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

8. No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter, 119 complaints were received and all the complaints were resolved.

9. After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 31st July, 2009, and the same have been subjected to Limited Review by the Statutory Auditors of the Company.

For Reliance Communications Limited

Place: Mumbai
Date: 31st July, 2009

Anil D. Ambani
Chairman

Exr. File No. 82-35005

RELIANCE Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

31st July, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Unaudited Consolidated Financial Results for the Quarter ended 30th June, 2009.

Further to our letter dated 23rd July, 2009, we enclose herewith Unaudited Consolidated Financial Results for the quarter ended 30th June, 2009. The above financial results were approved by the Board of Directors at its meeting held on 31st July, 2009, pursuant to Clause 41 of the Listing Agreement.

Since the Company has significant subsidiaries, in order to disseminate the relevant and complete financial information to the investors / stake holders, the Board of Directors has decided to publish the Unaudited Consolidated Financial Results for the financial year 2009 -10 in the news papers.

Unaudited Financial Results (Stand alone) for the quarter ended 30th June, 2009, follows by a separate letter.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

Reliance Communications Limited
Anil Dhirubhai Ambani Group
website: www.rcom.co.in
Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Unaudited Financial Results (Consolidated) for the Quarter ended 30th June, 2009

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Quarter ended		Year ended
		30-Jun-09	30-Jun-08	31-Mar-09
		Unaudited	Unaudited	Unaudited
1	a) Net Income from Operations	550,549	473,578	2,071,991
	b) Other Operating Income	33,747	49,372	150,763
	Net Income from Operations	**584,296**	**522,950**	**2,222,754**
2	**Expenditure**			
	a) Access Charges	48,108	62,889	238,167
	b) License Fee	30,342	28,702	118,651
	c) Employee Cost	41,122	35,169	167,685
	d) Depreciation and Amortisation	111,443	86,380	360,022
	e) Other Expenditure	249,697	180,449	838,076
	Total	**480,712**	**393,589**	**1,722,601**
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1 - 2)**	**103,584**	**129,361**	**500,153**
4	Other Income	30,222	9,267	67,633
5	Amortisation of Compensation under Employee Stock Option Scheme		6,397	748
6	**Profit before Financial Charges and Exceptional Items (3 + 4 - 5)**	**133,806**	**132,231**	**567,038**
7	Financial Charges (Net)	(62,051)	(23,397)	(51,203)
8	**Profit after Financial Charges but before Exceptional Items (6 - 7)**	**195,857**	**155,628**	**618,241**
9	Exceptional Items	**(1,111)**		
10	**Profit from Ordinary Activities before Tax (8 + 9)**	**194,746**	**155,628**	**618,241**
11	Tax Expenses	22,673	(1,937)	(5,179)
12	**Profit from Ordinary Activities after Tax (10 - 11)**	**172,073**	**157,565**	**623,420**
13	Extraordinary Items (net of tax expense)			
14	**Net Profit for the period (12 - 13)**	**172,073**	**157,565**	**623,420**
15	Share of Minority Interest	8,318	6,304	21,511
16	Share of Associates	94	46	(159)
17	**Net Profit after Adjustment of share of Minority Interest and Associates (14 - 15 - 16)**	**163,661**	**151,215**	**602,068**
18	Paid-up Equity Share Capital (Face Value of Rs. 5 each)	103,201	103,201	103,201
19	Reserves excluding Revaluation Reserves as per Balance Sheet of previous accounting year	-	-	-
20	**Earning per Share (EPS) before and after Extraordinary Items (not annualised)**			
	- Basic (Rs.)	7.93	7.33	29.17
	- Diluted (Rs)	7.60	6.94	27.94
21	Public Shareholding			
	Number of Shares	67,56,65,821	699,215,821	674,165,821
	Percentage of Shareholding	32 74%	33.88%	32.66%
22	**Promoters and Promoter Group Shareolding**			
	a) Pledged / Encumbered			
	- Number of Shares	272,345,338	NA	272,345,338
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	19 62%		19 60%
	- Percentage of Shares (as a % of the total share capital of the company)	13.19%		13.19%
	b) Non -encumbered			
	- Number of Shares	1,116,015,722	NA	1,117,515,722
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	80 38%		80 40%
	- Percentage of Shares (as a % of the total share capital of the company)	54 07%		54 15%

Segment wise Revenue, Results and Capital Employed

Sl. No.	Particulars	Quarter ended		Year ended
		30-Jun-09	30-Jun-08	31-Mar-09
		Unaudited	Unaudited	Unaudited
23	**Segment Revenue**			
	a) Wireless	479,308	411,868	1,738,776
	b) Global	188,441	152,596	677,605
	c) Broadband	68,425	56,029	252,427
	d) Investments	7,840	8,150	31,507
	e) Others / Unallocated	22,471	6,224	65,756
	Total	**766,485**	**634,867**	**2,764,071**
	Less: Inter segment revenue	151,968	102,650	473,684
	Income from Operations	**614,517**	**532,217**	**2,290,387**
24	**Segment Results**			
	Profit / (Loss) before Tax and Financial Charges from each segment			
	a) Wireless	114,655	104,862	427,920
	b) Global	21,606	15,845	84,737
	c) Broadband	18,424	19,743	81,500
	d) Investments	7,840	8,150	31,507
	e) Others / Unallocated	(28,719)	(9,972)	(57,878)
	Total	**133,806**	**138,628**	**567,786**
	Less : Amortisation of Compensation under Employee Stock Option Scheme	-	6,397	748
	Less : Financial Charges (Net)	(62,051)	(23,397)	(51,203)
	Less : Exceptional Items	1,111	-	-
	Total Profit before Tax	**194,746**	**155,628**	**618,241**
25	**Capital Employed**			
	(Segment assets - Segment liabilities)			
	a) Wireless	5,128,535	3,334,174	5,080,893
	b) Global	1,114,948	847,935	1,210,190
	c) Broadband	494,756	452,851	534,364
	d) Investments	839,915	743,140	956,055
	e) Others / Unallocated	1,885,795	444,337	1,887,546
	Total	**9,463,949**	**5,822,437**	**9,669,048**

NOTES

1. Figures of the previous period have been regrouped and reclassified, wherever required.

2. On account of various factors including, in particular, an amendment to Schedule VI of the Companies Act, 1956 ("the Act") withdrawing the requirement to adjust changes in the amounts of liability relating to Loans and Liabilities in foreign currency attributable to Fixed Assets acquired by the Company in the cost of the said Fixed Assets, the Company has decided after the end of the Financial Year 2008 - 09 and after the approval of the Unaudited Financial Results for the Year ending on 31st March, 2009 that it would be more appropriate to account for the changes in the amounts of liabilities, consequent to changes in foreign exchange rates, as part of the profit or loss of the Company for the year in which the changes take place without adjusting the amount of the change in the cost of fixed assets. The accounting policy now adopted by the Company is in line with the Accounting Standard ("AS") 11, "The Effect of Changes in Foreign Exchange Rates" as also in line with the accounting policy adopted by the Company in the Previous Year ending 31st March, 2008 and the accounting policy followed by the Company for similar changes relating to liabilities expressed in foreign exchange other than those relating to fixed assets.

   Accordingly, in respect of the Year ending on 31st March, 2009, Rs. 599,856 lakh being the foreign exchange difference relating to such loans/ liabilities, which were earlier adjusted in the cost of fixed assets, have now been charged to the Profit and Loss Account. Rs. 586,603 lakh has been withdrawn from the General Reserve of the Company in accordance with the terms of the Scheme of Arrangement between the Company and Reliance Infratel Limited approved by the Mumbai High Court on 18th July, 2009 and consequently, there is no impact vis-à-vis profits of the year ended 31st March, 2009 of such charge except for consequential effects relating to Depreciation, etc. which have been appropriately dealt with. However, aforesaid adjustment by withdrawing from the General Reserve shall be reversed in case, for any reason, the Order does not become effective.

   The revised accounting policy is continued in respect of the Current Year and the financial results for the Quarter ended on 30th June, 2009 have been arrived at on the basis of the revised accounting policy.

   The accounting treatment in relation to changes in amount of liabilities consequent to changes in foreign exchange rates was the subject matter of reference in the Review Report of the Auditors for the previous Quarter ending on March 31, 2009.

3 During the quarter, the Company has repurchased and cancelled 297 Foreign Currency Convertible Bonds (FCCBs) of USD 1,00,000 each, at a discount. This has resulted in a

saving of Rs. 2,449 lakh which has been reflected as part of Other Income. Consequent upon such repurchase and cancellation, the Company's obligations to convert the said FCCBs into Shares, if so claimed by the FCCB Holders and/ or to redeem the same in foreign currency, have come to an end vis-à-vis the cancelled FCCBs.

4 (i) Pursuant to the Scheme of Amalgamation under Section 391 to 394 of the Companies Act, 1956 sanctioned by the Honourable High Court of Bombay vide Order dated 3rd July, 2009, Reliance Gateway Net Limited ("RGNL"), a Wholly Owned Subsidiary of the Company has been amalgamated into the Company with effect from the Appointed Date as 31st March, 2009. As required by the Scheme, the Company has considered the accounting effects of the Scheme into unaudited accounts for the year ended as at 31st March, 2009.

All the assets and liabilities as appearing in the books of the RGNL as on the Appointed Date have been recorded at their respective fair values by the Company. Excess of Rs. 1,433,205 lakh arising on such transfer of assets and liabilities, in proportion to its Shareholding in Reliance Globalcom Limited, Bermuda, after making the adjustment, in accordance with the Scheme, for cancellation of investments of Rs. 2,09,643 lakh in RGNL and net effect on revaluation of assets and liabilities of the Company selected by the Board as required to be revalued for this purpose ("Identified Assets") of Rs. 1,275,481 lakh has been credited to General Reserve, to be dealt with in accordance with the Scheme.

Further to the above, during the current quarter, additional depreciation of Rs. 28,934 lakh arising on account of fair valuation of Identified Assets, have been adjusted by drawing an equivalent amount from General Reserve, leaving no impact on Profit and Loss Account of the Company.

(ii) Pursuant to the Scheme of Arrangement ("the Scheme") under Section 391 to 394 of the Companies Act, 1956 sanctioned by the Honourable High Court of Bombay vide Order dated 19th June, 2009, the Treasury Activities, as defined in the Scheme, of Reliance Communications Infrastructure Limited ("RCIL"), a wholly owned subsidiary of the Company have been transferred and vested into Reliance Telecom Limited ("RTL"), a wholly owned subsidiary of the Company with effect from the Appointed Date as 1st April, 2008. Since the Scheme between two wholly owned subsidiaries of the Company does not involve any movement of assets or liabilities to any company outside the group controlled by the Company, RTL is not required to issue any shares or pay any consideration to either RCIL or to its shareholders.

(iii) Pursuant to the Scheme of Arrangement ("the Scheme") under Section 391 to 394 of the Companies Act, 1956 sanctioned by the Honourable High Court of Bombay on 18th July, 2009, the Optic Fiber Undertaking, as defined in the Scheme, of the Company has been

transferred and vested into Reliance Infratel Limited ("RITL"), a subsidiary of the Company with effect from the Appointed Date as 1st April, 2008.

However, the detailed Order of the Court is yet to be received. Also, the said Order has not become effective as the Company is still to file the said Order with the Registrar of Companies. In the interest of providing relevant information, the Company has decided that, notwithstanding the aforesaid position, the Company would reflect the transactions forming part of the Scheme sanctioned by the said Order in compiling the accounts both for the Year ended 31st March, 2009 and for the Quarter ended 30th June, 2009.

5 The Company has provided for Current Tax based on Minimum Alternate Tax (MAT) rate of 15% with applicable surcharge and education cess and discontinued provision of Fringe Benefit Tax (FBT), in view of the proposals contained in the Finance Bill (No.2) 2009.

6 The Board of Directors have declared Interim dividend of Re. 0.80 per equity share of Rs. 5 each i.e. 16% for the financial year 2008 - 09. The interim dividend will be paid on or after 6th August, 2009.

7 The Company is operating with Wireless, Broadband, Global, Investments and Others / Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

8 The Company has opted to publish Consolidated financial results for the year 2009 - 10. Standalone financial results, for the quarter ended 30th June, 2009 can be viewed on the website of the Company, National Stock Exchange of India Limited and Bombay Stock Exchange Limited at www.rcom.co.in, www.nseindia.com and www.bseindia.com respectively.

9 No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter, 119 complaints were received and all the complaints were resolved.

10 After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 31st July, 2009.

For **Reliance Communications Limited**

Place: Mumbai
Date: 31st July, 2009

Anil D. Ambani
Chairman

Exm. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

31st July, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Declaration of Interim Dividend for the year 2008-09.

Further to our letterS dated 23rd July, 2009 and 24th July, 2009, we wish to inform you that the Board of Directors of the Company has declared Interim Dividend of Re.0.80 per equity share of Rs.5/- each i.e. 16% for the financial year 2008-09.

The Interim Dividend will be paid on or after 6th August, 2009.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

FXR. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

31st July, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media release

Further to our letters dated 31st July, 2009, we enclose herewith a copy of the Media Release dated 31st July, 2009, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl.: As above

RELIANCE COMMUNICATIONS (RCOM) ANNOUNCES ITS FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2009

NET PROFIT HIGHER BY 8.3% AT RS. 1,637 CRORE (US$ 342 MILLION)

REVENUES HIGHER BY 15.5% AT RS. 6,145 CRORE (US$ 1,283 MILLION)

EBITDA HIGHER BY 9% AT RS. 2,453 CRORE (US$ 512 MILLION)

EBITDA MARGIN STABLE AT 40%, AMONG THE HIGHEST IN INDIA

NET ADDS MARKET SHARE INCREASED FROM 18% TO 23% POST GSM LAUNCH
HIGHEST NET ADDS MARKET SHARE IN THE INDUSTRY

RELIANCE MOBILE IS RATED AS INDIA'S MOST TRUSTED SERVICE BRAND: ET SURVEY

Mumbai, July 31, 2009: Reliance Communications Limited (RCOM) today announced its unaudited consolidated financial results for the quarter ended June 30, 2009.

Highlights of the financial performance for the year are:

- Net Profit at Rs. 1,637 crore (US$ 342 million), higher by 8.3% compared to Net Profit of Rs. 1,512 crore (US$ 352 million) in the corresponding quarter last year.
- EBITDA at Rs. 2,453 crore (US$ 512 million), growth of 9.0%. EBITDA margin stable at 39.9% with strong contributions across all businesses - Wireless, Global and Enterprise
- Revenue growth of 15.5% at Rs. 6,145 crore (US$ 1,283 million) from Rs. 5,322 crore (US$ 1,240 million).

Commenting on the results, Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Limited, said:

"Successful commercial launch of nationwide GSM services and other new initiatives across all our businesses to drive profitable & sustainable growth at Reliance Communications."

CORPORATE DEVELOPMENTS

- RITL announced long term telecom infrastructure sharing agreement with Etisalat DB

Reliance Infratel (RITL), subsidiary of RCOM signed a long term agreement with Etisalat DB, a new wireless mobile services provider for sharing its telecom infrastructure. The agreement will enhance RCOM's revenue by Rs. 10,000 crores (US$ 2.2 bn) which includes revenue from sharing of end-to-end tower and transmission infrastructure. The geographical scope of the deal covers 15 telecom circles which constitutes over 85% of India's population and over 90% of subscribers and revenue market in India.

The deal provides Etisalat DB the advantage of faster roll-out with the coverage comparable to the incumbents. The deal also enables Etisalat DB to adopt an asset light model by converting most of the capex into opex. RCOM can potentially sign agreement for sharing other infrastructure elements like Bandwidth/Fibre, domestic and International long distance carriage services, collocation of BSC & other core network equipments which would be a further upside to this agreement.

- RCOM KRIBHCO JV to forge rural marketing

KRIBHCO Reliance Kisan Limited, JV Company is the first of its kind to bridge urban-rural divide. The JV will leverage KRIBHCO's wide distribution network which covers 72% of the Indian population through 25,000 co-operative, 6,300 member co-operative and 60 'Krishi Seva Kendras' to promote rural telephony in India. The JV will market telecom & non-telecom products and services in rural India which includes Reliance Mobile (GSM & CDMA) services and DTH services, products & services of Reliance Capital, Entertainment and other customised products for rural India.

- RCOM Alcatel Lucent Managed Network Services JV

RCOM Alcatel Lucent JV completed 1 year of operations with strong accomplishments. In just 1 year, the deal size of the JV crosses Rs. 3,600 crores and demonstrated its capability to achieve the operational cost saving of 20-25%. The JV manages RCOM's GSM & CDMA network covering 22 circles, 20,000 towns, 5 lakh villages catering to over 80 million customers. The JV is one of the largest multi-vendor managed services deal in the world and first for multi-technology managed services in India (both GSM & CDMA). The JV would continue to focus on process improvements and business development opportunities in India and globally.

- Reliance Mobile is "India's most trusted service brand"

Reliance Mobile is rated as "India's most trusted service brand" by Economic Times Brand Equity survey 2009.

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 64,000 crore (US$ 13.6 billion), cash flows of Rs. 13,000 crore (US$ 2.8 billion), net profit of Rs. 8,400 crore (US$ 1.8 billion).

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of over 85 million including over 2.2 million individual overseas retail customers, ranks among the Top 5 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 20,000 towns and 500,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 175,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Financial Results summary

(Rs. Crore)

Particulars	3 months ended 30/6/09	3 months ended 30/6/08	Increase / (Decrease)
Turnover			
Wireless	4,793	4,119	*16.4%*
Global	1,884	1,526	*23.5%*
Broadband	684	560	*22.1%*
Diversified	303	144	
Total (post eliminations)	6,145	5,322	***15.5%***
EBITDA			
Wireless	1,849	1,662	*11.3%*
Global	452	322	*40.4%*
Broadband	299	271	*10.3%*
Diversified	-138	0	
Total (post eliminations)	2,453	2,250	***9.0%***
EBITDA margin	***39.9%***	***42.3%***	*-2.4 ppt*
Depreciation	1,115	864	
Financial Charges (net)	-620	-234	
Exceptional items	11	64	
PBT	1,947	1,556	*25.1%*
Tax	226	-20	
PAT (before minority interest)	1,721	1,576	*9.2%*
Share of minority interest	84	64	
PAT (after minority interest)	1,637	1,512	***8.3%***

Exr. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

July 31, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Audited financial Results for the year ended 31st March, 2009.**

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchanges, we wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Saturday, the 8th August, 2009, inter alia, to consider and approve audited financial results for the year ended 31st March, 2009.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary